Exhibit 99.45

Ministry of Public and Business Service Delivery Ministère des Services au public et aux entreprises Certificate of Amendment Certificat de modification Business Corporations Act Loi sur les sociétés par actions ALLIED GOLD CORPORATION Corporation Name / Dénomination sociale 1000645832 Ontario Corporation Number / Numéro de société de l’Ontario This is to certify that these articles are effective on La présente vise à attester que ces statuts entreront en vigueur le May 19, 2025 / 19 mai 2025 Director / Directeur Business Corporations Act / Loi sur les sociétés par actions The Certificate of Amendment is not complete without the Articles of Amendment Certified a true copy of the record of the Ministry of Public and Business Service Delivery. Director/Registrar Ce certificat de modification n’est pas complet s’il ne contient pas les statuts de modification Copie certifiée conforme du dossier du ministère des Services au public et aux entreprises. Directeur ou registrateur

Ministry of Public and Business Service Delivery Articles of Amendment Business Corporations Act Corporation Name (Date of Incorporation/Amalgamation) ALLIED GOLD CORPORATION (September 07, 2023) 1. The name of the corporation is changed to: Not amended 2. The number of directors or the minimum/maximum number of directors are amended as follows: Not amended 3. The articles are amended as follows: A. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. If none, enter "None": Not amended B. The classes and any maximum number of shares that the corporation is authorized to issue: The issued and outstanding common shares of the Corporation be consolidated on the basis of one (1) new common share for every three (3) existing common shares. No fractional shares will be issued and any fractions of a share will be rounded down to the nearest whole number of common shares. C. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors' authority with respect to any class of shares which may be issued in series. If there is only one class of shares, enter "Not Applicable": BCA - Articles of Amendment - ALLIED GOLD CORPORATION - OCN:1000645832 - May 19, 2025 The endorsed Articles of Amendment are not complete without the Certificate of Amendment. Certified a true copy of the record of the Ministry of Public and Business Service Delivery. Director/Registrar, Ministry of Public and Business Service Delivery Page 1 of 2

Not amended D. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows. If none, enter "None": Not amended E. Other provisions: Not amended 4. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act. 5. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on: May 08, 2025 The articles have been properly executed by the required person(s). BCA - Articles of Amendment - ALLIED GOLD CORPORATION - OCN:1000645832 - May 19, 2025 The endorsed Articles of Amendment are not complete without the Certificate of Amendment. Certified a true copy of the record of the Ministry of Public and Business Service Delivery. Director/Registrar, Ministry of Public and Business Service Delivery Page 2 of 2